Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Kindred Healthcare, Inc.

Subject Company: RehabCare Group, Inc.

Commission File Number: 333-173050

Form of Letter to Employees

May XX, 2011

Dear Colleague,

I am pleased to send to you our 2010 Quality and Social Responsibility Report that tracks our results and ongoing efforts to improve the quality and value of our services for our patients and other stakeholders. Year-over-year we have seen our quality metrics improve and 2010 continued that trend.

As the report illustrates, in 2010, despite significant volume, regulatory and reimbursement challenges, we built upon our quality improvements of the past several years, and more consistently delivered better clinical outcomes and customer service. Once again, we demonstrated how we are leading the way in person-centered, coordinated post-acute care and our commitment to provide a continuum of post-acute care in the local markets we serve.

These results would not be possible without your dedication and hard work and the compassionate care delivered daily in our Kindred hospitals, nursing and rehabilitation centers, home care and hospice agencies and therapy services provided by our Peoplefirst therapists throughout the entire post-acute continuum. A special thanks for all you do every day!

Here are just a few quick highlights from the report that illustrate how you delivered on Kindred’s promise of hope, healing and recovery:

•	In 2010, we “Continued the Care” for patients and residents in 696 sites of service across the post-acute care spectrum, and cared for an average of 33,800 patients and residents every day.
•

Our long-term acute care hospitals and nursing and rehabilitation centers continued to outperform national benchmarks in key quality indicators while caring for sicker patients and investing in additional clinical resources to meet their needs.

•	Our integrated care approach resulted in decreased lengths of stay, fewer rehospitalizations and more patients going home sooner.
•	The physical, occupational and speech therapy services provided by Peoplefirst led to a 76.4% functional improvement for our patients.

The report also outlines the numerous ways we continued to improve our employees’ experience with Kindred and invest in our people. As you’ll see, through training, healthcare, tuition reimbursement and other programs, we invested more than $300 million in our employees in 2010. Additionally, we again reduced employee turnover across every division and increased the number of net clinical employees by more than 2,600. Investing in a well-trained, satisfied and stable workforce enables us to best serve our patients and residents and to deliver on improved quality outcomes as is evident in this report.

The 2010 report also features a new section on Powering Innovation. On pages 18 and 19, we detail how Kindred is leading efforts to (1) better integrate care across the post-acute care continuum to improve clinical outcomes and care coordination, (2) is working to successfully transition people home through an episode of care sooner, and (3) reduce avoidable and costly rehospitalizations to short term acute care hospitals. Part of our approach to innovations in care was the development of our annual Clinical Impact Symposia, which brings together over 400 clinicians from around the U.S. to improve the clinical practice of our physicians, therapists, nurses and other caregivers to advance Kindred as a leader in clinical excellence.

Recently, we announced plans to acquire RehabCare Group and we will be working over the next several months to combine the strengths of Kindred and RehabCare. The proposed acquisition will better enable us to Continue The Care for patients and residents across the entire post-acute continuum. This growth and development is possible because of the hard work and dedication of our entire Kindred team.

At Kindred we specialize in Continuing the Care – transitioning patients and residents from hospital to home – as we deliver the highest quality care and service in the most appropriate post-acute setting to meet the needs of each individual. We are able to do so because of your dedication and hard work, and we want to hear how you Continue the Care every day. I encourage you all to visit www.continuethecare.com/stories and provide comments, stories, and upload videos sharing your Kindred story – and to take a moment to see how your colleagues also Continue the Care.

2010 was a good year but we still have plenty of opportunity for performance improvement. We will need everyone’s continued support and commitment. For that, and your ongoing dedication to our residents and patients, I thank you.

Please take the time to look at how we’ve been doing, and share it with your family and friends, so we may continue to provide ethical and compassionate care and work to create value for every patient, resident, partner, and shareholder we serve.

Best Regards,

Additional Information About this Transaction

In connection with the pending transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (commission file number 333-173050) that includes a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. The registration statement was declared effective by the SEC on April 26, 2011. Kindred and RehabCare mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about April 28, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PENDING TRANSACTION BECAUSE IT CONTAINS IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.RehabCare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.

Participants in this Transaction

Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the pending transaction. You can find information about Kindred’s executive officers and directors in the joint proxy statement/prospectus. You can find information about RehabCare’s executive officers and directors in its amended Form 10-K filed with the SEC on April 28, 2011. You can obtain a free copy of these documents from Kindred or RehabCare, respectively, using the contact information above.

Forward-Looking Statements

Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the stockholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of Kindred to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.